Gordon Ho

+1 650 843 5190

gho@cooley.com

July 13, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Taylor Beech

Dietrich King

Eric Atallah

Mary Mast

Re:	Cytek Biosciences, Inc.

Registration Statement on Form S-1

Filed July 2, 2021

File No. 333-257663

Ladies and Gentlemen:

On behalf of Cytek Biosciences, Inc. (the “Company”), we are responding to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated July 12, 2021, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the Comment, the Company has revised the disclosures in the Registration Statement and is filing an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with this response letter.

For ease of reference, set forth below is the Company’s response to the Comment, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-1 Filed July 2, 2021

Notes to the Consolidated Financial Statements

15. Commitments and contingencies

Legal Proceedings, page F-28

1.	We acknowledge the company’s response to our comment number 4. Please address the following:

•	Revise to disclose the total consideration payable under the BD agreement and the amount allocated to the legal settlement and the licensing rights.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com

July 13, 2021

Page Two

•	Clarify how much was recorded for the issuance of common stock.

•	Clarify that both the common stock and $6.0 million milestone payment are included in the total consideration.

•

Tell us the basis for, and clarify in the filing, why you have included the contractual future licensing rights (present value) of $14.7 million in the total consideration payable but have only allocated the fair value of $4.5 million to the future licensing rights (present value).

Response: In response to the Staff’s comment, the Company clarifies the following:

•	In response to the Staff’s comment, the Company has revised the disclosure on pages F-28, F-29 and F-56.

•	In response to the Staff’s comment, the Company has revised the disclosure on pages F-28, F-29 and F-56.

•	In response to the Staff’s comment, the Company has revised the disclosure on pages F-28, F-29 and F-56.

•

The Company used the relief from royalty method to determine that the estimated fair value of the future licensing rights was $4.5 million. The estimate is based upon a market participant royalty rate and average remaining useful life of the patents. The market participant royalty rate is higher than the contractual royalty rate, however, the average remaining useful life of the applicable patents is much shorter than the 10-year contractual term. These patents are older, and a market participant would not agree to pay royalty for longer than the remaining useful life of the patents. The Company agreed to pay royalty for a 10-year period and therefore any royalty payment after the end of the remaining useful life of the patents is consequently litigation settlement. In response to the Staff’s comment, the Company has revised the disclosure on pages F-28, F-29 and F-56.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com

July 13, 2021

Page Three

Please contact me at (650) 843-5190, John McKenna at (650) 843-5059 or Ryan James at (650) 843-5846 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

/s/ Gordon Ho

Gordon Ho

Cooley LLP

cc:	Wenbin Jiang, Cytek Biosciences, Inc.

Valerie Barnett, Cytek Biosciences, Inc.

John McKenna, Cooley LLP

Ryan James, Cooley LLP

Ilir Mujalovic, Shearman & Sterling LLP

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com